VIA EDGAR

Craig E. Slivka, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

May 26, 2015

Re:           Kush Bottles, Inc.
Registration Statement on Form 10
Filed April 9, 2015
File No. 0-55418

Dear Mr. Slivka:

On behalf of Kush Bottles, Inc., a company incorporated in the state of Nevada (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of May 4, 2015 with respect to the Company’s Form 10, File No. 0-55418 (the “Form 10”), filed on April 9, 2015. For your convenience, the Staff’s comments are repeated below in bold text, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Schedule Form 10 (the “Amendment”) filed concurrently with the submission of this letter.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment.  In addition, a marked copy of the Form 10 to show changes between the Amendment and Form 10 is being provided to the Staff via email.

* * *
General

1.	It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

The Company has disclosed that it qualifies as an “emerging growth company” in the Amendment.

2.
Note that the registration statement becomes effective automatically 60 days after its initial filing.  Kush will then be subject to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K even if there are comments open on the Form 10.  If Kush does not wish to become subject to these reporting requirements, the company may wish to consider withdrawing the Form 10 before it becomes effective automatically.

The Company acknowledges that the Form 10 will become effective automatically 60 days after its initial filing.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995, page 3

3.
Since Kush appears to be a penny stock issuer, Kush is ineligible to rely on the safe harbor provision for forward looking statements in the Private Securities Litigation Reform Act of 1995.  See Section27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act, and delete the reference to the safe harbor provisions of the Private Litigation Securities Litigation Reform Act of 1995.  Additionally, delete the statement “For these statements, we claim the protection of the “bespeaks caution” doctrine” in the third paragraph.

The Company has revised the Cautionary Statement contained in the Amendment in response to the Staff’s comments.

4.	Revise the third paragraph’s last sentence to clarify that you assume no obligation to update any forward looking statements except as required by applicable law.

The Company has revised the Cautionary Statement contained in the Amendment in response to the Staff’s comments.

Business, page 4

5.
Disclose Kush’s dependence on one or a few major customers.  See Item 101(h)(4)(vi) of Regulation S-K. We note the disclosure on customer concentrations in notes 3 and 2 to the financial statements on pages F-9 and F-22.

The Company has disclosed its dependence on one major customer during the 2014 fiscal period in the Amendment.

6.
Disclose any patents, licenses, franchises, concessions, royalty arrangements, or labor contracts, including their duration, upon which Kush relies. See Item 101(h)(4)(vii) of Regulation S-K. In this regard, we note the royalty agreement for child resistant tube containers filed as exhibit 10.3 to the registration statement.  Summarize in the business section the principal provisions of that royalty agreement.

The Company has revised its disclosure in the Amendment to describe the principal provisions of the royalty agreement for child resistant tube containers.

7.
Disclose the amount spent during each of the last two fiscal years on research and development activities, and, if applicable, the extent to which the cost of those activities is borne directly by customers.  See Item 101(h)(4)(x) of Regulation S-K.

The Company has revised its disclosure regarding research and development activities in the Amendment in response to the Staff’s comments.

Sources and Availability of Products, page 6

8.
Disclose the names of Kush’s principal suppliers.  See Item 101(h)(4)(v) of Regulation S-K.  Additionally, clarify whether Kush has any agreement with a supplier, and, if so, advise what consideration Kush has given to filing any agreement with a supplier as an exhibit to the registration statement.  See Item 601(b)(10) of Regulation S-K.  We note the disclosure on supplier concentrations in notes 3 and 2 to the financial statements on pages F-9 and F-22.

The Company has revised its disclosure in the Amendment to disclose the names of its principal supplier in response to the Staff’s comments. The Company does not have a written agreement with this supplier.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 7

9.
Please expand your disclosure to discuss the underlying factors affecting cost of goods sold and how those costs impacted your gross profit during each period presented as well as management’s expectations of how they may impact future results.  As an example, we note that for the period ended August 31, 2014, consolidated cost of goods sold increased by 22% while revenue increased by 32%.  However, there does not appear to be a robust analysis of the reasons behind the increase in gross margin.  Your narrative should include a discussion of the significant components of your cost of goods sold, analysis of the changes, and discussion of expected trends and known effects on future operations.  Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

The Company has revised its disclosure in the Amendment regarding its results of operations to include additional information about the underlying factors affecting cost of goods sold and operating expenses in response to the Staff’s comments.  The Company notes for the Staff’s information that the Amendment also includes a discussion of the Company’s results of operations for the interim periods ended February 28, 2015 (and the prior comparative periods).

Liquidity and Capital Resources, page 8

10.
Please provide a more informative analysis and discussion of changes in operating cash flows, including changes in working capital components, for each period presented.  In doing so, please explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows.  Please ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements.  Refer to Item 303(a) of Regulation S-K.

The Company has revised its disclosure in the Amendment regarding its cash flows to include additional information about the underlying reasons for and implications of material changes between periods in response to the Staff’s comments.  The Company notes for the Staff’s information that the Amendment also includes a discussion of the Company’s cash flows for the interim periods ended February 28, 2015 (and the prior comparative periods).

11.
In accordance with Financial Reporting Codification 607.02, your discussion of liquidity should provide prominent disclosure of the facts and circumstances that led to your accountant´s report containing substantial doubt about your ability to continue as a going concern, and you should disclose management´s viable plans to overcome this uncertainty.  Your current disclosures do not appear to provide a detailed picture of your expenditure and cash needs along with constraints over the next 12 months and management’s plans to alleviate such constraints.  As such, please expand your discussion to include a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing.  If your monthly cash outflows are expected to be consistent, you may wish to present the detail of those monthly outflows in tabular form for the ease of your readers.  Otherwise, your cash outflows should be described and quantified in narrative form.  You should also describe in more detail your expected sources of cash to meet these demands.

The Company has revised its disclosure in the Amendment to provide more detailed information regarding its cash needs and cash constraints over the next 12 months, management’s plans to alleviate such cash constraints and expected sources of cash to meet these demands, in response to the Staff’s comments.

Critical Accounting Estimates, page 9

12.
We note your policy for revenue recognition and your disclosure that you provide for estimated returns and allowances.  Please tell us the amount of estimated sales and returns and allowance that you are carrying for each period presented.  Furthermore, please tell us the factors that you consider in estimating each accrual such as historical return of products, estimated remaining shelf life, price changes from competitors, and introductions of competing products.  In providing your response, please tell us how you considered the guidance under ASC 605-15-25-1.

During the year ended August 31, 2014 and 2013, the Company had a refund allowance of $0 and $726, respectively. Consistent with ASC 605-15-25-1, the Company considers factors such as historical return of products, estimated remaining shelf life, price changes from competitors, and introductions of competing products in establishing a refund allowance. The Company has met the conditions specified under ASC 605-15-25-1 while recognizing sales of products when right of returns exist.

13.
We note your policy for revenue recognition and your disclosure that you provide provisions for discounts and rebates to customers.  For such customer consideration, please quantify the amounts recorded for each period presented.  Furthermore, please explain to us the significant terms of your customer incentive programs, how you determine the amount to accrue each period, and how and when it impacts your revenue recognized.  In providing your response, please tell the guidance considered to determine the accounting basis.

The Company has revised its disclosure in the Amendment to disclose its provision for discounts to customers in response to the Staff’s comments. The Company incurred discounts of $2,648 and $1,097, respectively, as of August 31, 2014 and 2013.  The Company has not established a formal customer incentive program, but considers and accommodates discounts to certain customers on a case by case basis.

Any discounts that the Company permits are recorded as incurred at the same time that the Company recognizes revenue from that customer.  The Company does not extend payment terms, and as a result does not offer discounts for prompt payments.  Given the immaterial amount of these discounts, the Company does not record an accrual for these amounts on the Company’s financial statements.

Directors and Executive Officers, page 11

14.
In the biographical paragraphs of Messrs. Dallas Imbimbo and Nicholas Kovacevich, specify the amount of time that each of them devotes to Kush and its business.  We note the disclosure under “Compensation Interlocks and Insider Participation” on page 16 that Mr. Imbimbo also serves as chairman and chief executive officer of Big-Rentz, Inc. and that Mr. Kovacevich also serves as a director of Big-Rentz, Inc.

The Company has revised its disclosure in the Amendment in response to the Staff’s comments.

Related Party Transactions, page 16; Use of Promoters, page 17

15.
Notwithstanding the disclaimer that you have not used the services of a promoter at any time, it appears that Messrs. Dallas Imbimbo, Nicholas Kovacevich, and Jeffrey Meng each may be a promoter as defined in Rule 12b-2 under the Exchange Act.  Provide the disclosure required by Item 404(c) of Regulation S-K for any promoter.  Alternatively, explain to us why Kush does not have any promoter as defined in Rule 12b-2 under the Exchange Act.

The Company has revised its disclosure in the Amendment to provide the information required by Item 404(c) regarding Messrs. Dallas Imbimbo, Nicholas Kovacevich, and Jeffrey Meng, including the type and amount of consideration to be received by such persons from the Company, and the services or other consideration to be received by the Company from such persons, in response to the Staff’s comments.

Recent Sales of Unregistered Securities, page 17

16.
For the 1,151,112 shares of common stock sold by Kush after August 31, 2014 and through the date of this filing, name the persons or identify the class of persons to whom the securities were sold.  See Item 701(b) of Regulation S-K.

The Company has identified the class of persons to whom these unregistered securities were sold in the Amendment in response to the Staff’s comments.

Description of Registrant’s Securities to be Registered, page 18

17.
We note the “qualified in its entirety” language as it relates to applicable provisions of Nevada law in the first paragraph.  You may not qualify information in a registration statement to information outside the registration statement unless incorporation by reference or a summary of a document filed as an exhibit is required by the form.  See Rule 411(a) of Regulation C under the Securities Act, and revise.

The Company has revised its disclosure in the Amendment in response to the Staff’s comments.

Bylaws, page 19

18.
Rather than reproducing article VI of Kush’s bylaws which are filed as exhibit 3.3 to the registration statement, summarize here the principal indemnification provisions contained in article VI of Kush’s bylaws.

The Company has summarized the principal indemnification provisions of its Bylaws in the Amendment, in response to the Staff’s comments.

Report of Independent Registered Public Accounting Firm, page F-1

19.	Please have your auditors include a date to their report expressing an opinion on the consolidated financial statements of Kush Bottles Inc.

The Company’s auditors have included a date to the report expressing an opinion on the Company’s consolidated financial statements attached to and filed with the Amendment.

Note 6 - Long Term Debt, page F-10

20.	Please include the table referenced in your Note 6 narrative related to your long term automobile loans.

The Company’s auditors have revised Note 6 to the Company’s consolidated financial statements in response to the Staff’s comments.

Exhibits

21.
Except for exhibit 23.1, you filed exhibits in PDF format only.  We note that you did not file exhibit 23.1 in PDF format.  While Rule 104 of Regulation S-T allows PDF format to be used for an unofficial copy of an electronic document, Rule 101(a)(1)(i) of Regulation S-T requires a registration statement under the Exchange Act to be filed in “electronic format.” Rule 11 of Regulation S-T defines “electronic format” as prepared in accordance with the EDGAR Filer Manual or EFM.  See Section 2.1 of EFM, and refile all exhibits filed with the initial registration statement to comply with the requirements specified in EFM.

The Company has refiled all exhibits to comply with the requirement of the EDGAR Filer Manual in response to the Staff’s comments.

Exhibit 23.1

22.	List also the state or other jurisdiction of incorporation or organization of your subsidiary. See Item 601(b)(21) of Regulation S-K.

The Company has revised the exhibits attached to the Amendment to include a list of subsidiaries that identifies the state or other jurisdiction of incorporation or organization of its subsidiaries, in response to the Staff’s comments.

***

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at 714-243-4311 or Remsen Kinne, K&L Gates, LLP, the Company’s legal counsel, at (415) 882-8019.

Very truly yours,

                           /s/ Nicholas Kovacevich
Nicholas Kovacevich